CONFIDENTIAL                                                    EXHIBIT 99(a)(7)

                      SUMMARY OF TERMS AND CONDITIONS(a)

Borrower:                  Norwood Promotional Products, Inc. ("Borrower").

Syndication Agent:        Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner &
                          Smith Incorporated ("Merrill Lynch") will act as joint lead arranger, syndication agent and documentation agent (the "Syndication Agent").

Administrative Agent:     NationsBank, N.A ("NationsBank" or the
                          "Administrative Agent").

Joint Lead Arrangers:     Merrill Lynch and NationsBanc Montgomery Securities
                          LLC ("NMS") (together the "Joint Lead Arrangers").

Lenders: Merrill Lynch Capital Corporation, NationsBank and a syndicate of lenders acceptable to Borrower and Merrill Lynch (the "Lenders").

Credit Facilities:        Senior secured credit facilities in an aggregate
                          principal amount of $100 million, such credit facilities comprising:

                          (A) Term Loan Facilities. Term loan facilities in an aggregate principal amount of $75 million (the "Term Loan Facilities"), such aggregate principal amount to be allocated among (i) a Term Loan A Facility in an aggregate principal amount of $35 million (the "Term Loan A Facility"), and (ii) a Term Loan B Facility in an aggregate principal amount of $40 million (the "Term Loan B Facility). Loans under the Term Loan Facilities are herein referred to as "Term Loans."

                          (B) Revolving Facility. Revolving credit facility in an aggregate principal amount of $25 million (the "Revolving Facility" and, together with the Term Loan Facilities, the "Credit Facilities"; any such facility is herein referred to as a "Facility").


------------------------
a Capitalized terms used herein and not defined shall have the meanings assigned to such terms in the attached Commitment Letter (the "Commitment Letter"). References herein to "$" or "US$" are to United States Dollars. For all purposes of this Term Sheet, the "subsidiaries" of Borrower shall be deemed to include those entities that will become subsidiaries of Borrower.

                          Loans under the Revolving Facility are herein referred to as "Revolving Loans"; the Term Loans and the Revolving Loans are herein referred to as "Loans". A portion of the Revolving Facility to be mutually determined will be available as a letter of credit subfacility.

Documentation:            Usual for facilities and transactions of this type and
                          reasonably acceptable to Borrower and the Joint Lead
                          Arrangers.  The documentation for the Credit
                          Facilities will include, among others, a credit agreement (the "Credit Agreement"), guarantees and appropriate collateral documents (collectively, the
                          "Credit Documents"). Borrower and each of Borrower's subsidiaries party to the Credit Documents are herein referred to as the "Credit Parties".

Transaction/Purpose:      FPK, LLC, a Delaware limited liability Company
                          ("LLC") formed by Frank P. Krasovec intends to form a new corporation ("Newco"). LLC has entered into a merger agreement (the "Merger Agreement") with Borrower to effect the recapitalization of Borrower
                          (the "Recapitalization").  Pursuant to the Merger
                          Agreement, (i) Newco will merge with and into Borrower with Borrower as the survivor (the "Merger") and (ii) after giving effect to the Merger and the transactions contemplated thereby, the Buyout Group (as defined in the Merger Agreement), Liberty Capital Partners, LP or its affiliates (collectively, "Liberty") and certain other third parties will own all of the capital stock of Borrower.

                          Borrower will (i) raise gross cash proceeds of up to $37 million from the issuance by Borrower of its unsecured subordinated notes due six months after all the Term Loans have been paid in full (the "Subordinated Notes") arranged by Liberty on terms and conditions and pursuant to documentation reasonably satisfactory to Merrill Lynch, NationsBank and NMS in their respective sole discretion (the "Subordinated Financing"); (ii) raise gross cash proceeds of up to $20 million from the issuance by Borrower of its pay-in-kind preferred stock (the "PIK Preferred") to Liberty on terms and conditions and pursuant to documentation reasonably satisfactory to Merrill Lynch, NationsBank and NMS in their respective sole discretion (the "Preferred Stock Financing"); (iii) raise gross cash proceeds of up to $3 million from the issuance by Borrower of its common stock (the "Common Stock") to Liberty on terms and conditions and pursuant to documentation reasonably satisfactory to Merrill Lynch, NationsBank and NMS in their respective sole discretion (the "Common Stock Financing"); and
                          (iv)
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                                      -3-


                          raise gross proceeds of at least $22 million provided by the Buyout Group (including the amount provided by the Buyout Group by converting their common stock, valued at the Consideration (as defined in the Merger Agreement) of $20.70 per share, into Common Stock of Borrower) and certain other third parties previously disclosed to Merrill Lynch, NationsBank and NMS.

                          Borrower will repay (the "Existing Debt Repayment") all indebtedness, and terminate all commitments to make extensions of credit, under its existing $125.0 million credit facility arranged by Merrill Lynch (the "Existing Debt").

                          The Recapitalization, the Merger, the Subordinated Financing, the Preferred Stock Financing, the Common Stock Financing, the Existing Debt Repayment, and the entering into and borrowings under the Credit Facilities by the parties herein described are herein referred to as the "Transactions".

Guarantors:               Borrower's direct and indirect domestic subsidiaries
                          existing on the date of the first extension of credit under the Credit Agreement (the "Closing Date") or thereafter created or acquired shall unconditionally guarantee, on a joint and several basis, all obligations of Borrower under the Credit Facilities and under each approved interest rate protection agreement entered into with a Lender or an affiliate thereof. Each such guarantor is herein referred to as a "Guarantor" and its guarantee is referred to herein as a "Guarantee".

Security:                 The Credit Facilities, the Guarantees, and the
                          obligations of Borrower under each interest rate protection agreement or currency exchange agreement entered into with a Lender or an affiliate thereof will be secured by (i) a perfected first priority lien on, and pledge of, all the capital stock and intercompany debt of each of the direct and indirect subsidiaries of Borrower existing on the Closing Date or thereafter created or acquired (except that to the extent that the pledge thereof would cause material adverse tax consequences, such pledge with respect to foreign subsidiaries shall be limited to 65% of the capital stock of "first tier" foreign subsidiaries), and (ii) a perfected first priority lien on, and security interest in, all of the tangible and intangible properties and assets (including all real property) of Borrower and its direct and indirect domestic subsidiaries existing on the Closing Date or thereafter created or acquired, except for those properties and assets which the Syndication Agent shall determine in its sole discretion that the costs of obtaining such security interest are excessive in relation to the value of the security to be afforded thereby (it being understood that none of the foregoing shall be subject to any other liens or security interests, except for certain customary exceptions to be agreed upon) (all of such collateral, the "Collateral").

Final Maturity and
 Amortization:            (A)   Term Loan Facilities. The Term Loan A Facility
                          will mature on the fifth anniversary of the Closing
                          Date. The Term Loan B Facility will mature on the sixth anniversary of the Closing Date. Amounts outstanding under the Term Loan Facilities will amortize, beginning with the last business day of the second full fiscal quarter after the Closing Date, on a quarterly basis during each year as set forth below:

                             Fiscal   Term Loan       Fiscal    Term Loan
                              Year    A Amount         Year     B Amount
                             ------  ------------     ------   ------------
                             1999    $  3,000,000      1999    $    400,000
                             2000       6,000,000      2000         400,000
                             2001       8,000,000      2001         400,000
                             2002       8,500,000      2002         400,000
                             2003       9,500,000      2003         400,000
                                     ------------
                                     $ 35,000,000      2004      38,000,000
                                     ============              ------------
                                                               $ 40,000,000
                                                               ============

                          (B) Revolving Facility. The Revolving Facility will mature on the fifth anniversary of the Closing Date (the "Revolving Loan Maturity Date").

Availability:             (A)   Term Loan Facilities.  The Term Loan Facilities
                          will be available solely on the Closing Date in a single draw. Amounts borrowed under the Term Loan
                          Facilities that are repaid or prepaid may not be reborrowed.

                          (B) Revolving Facility. The Revolving Facility will be available for working capital and general corporate purposes in the form of revolving loans and letters of credit on and after the Closing Date until 30 business days prior to the Revolving Loan Maturity Date. Amounts repaid under the Revolving Facility may be reborrowed to the extent of the commitments then in effect. At the Closing Date, not more than $10 million shall be drawn under the Revolving Facility to consummate the Transactions.

Annual Cleandown:         For a consecutive 30-day period during a quarter
                          acceptable to the Joint Lead Arrangers in their sole discretion of each calendar year beginning in the fiscal year beginning September 1, 1999, the sum of the aggregate principal amount of

                          Loans outstanding under the Revolving Facility plus the face amount of all outstanding Letters of Credit shall not exceed an amount acceptable to the Joint Lead Arrangers in their sole discretion.

Letters of Credit:        Letters of credit under the Revolving Facility
                          ("Letters of Credit") will be issued by a Lender jointly agreed upon by the Joint Lead Arrangers and Borrower (in such capacity, the "L/C Lender"). Each standby letter of credit shall expire no later than the earlier of (a) twelve months after its date of issuance or (b) the fifth business day prior to the Revolving Loan Maturity Date. Each trade or commercial letter of credit shall expire no later than the earlier of (a) 180 days after its date of issuance, or
                          (b) the fifth business day prior to the Revolving Loan
                          Maturity Date. The issuance of all Letters of Credit shall be subject to the customary procedure of the L/C
                          Lender.

                          Drawings under any Letter of Credit shall be reimbursed by Borrower on the same business day. To the extent that Borrower does not reimburse the L/C Lender on the same business day, the Lenders under the Revolving Facility shall be irrevocably obligated to reimburse the L/C Lender pro rata based upon their respective Revolving Facility commitments, with the amount of such reimbursement payment being deemed to be a drawing under the Revolving Facility.

Letter of Credit Fees:    Substantially consistent with the existing $125
                          million credit facility arranged by Merrill Lynch.

Interest Rates and
 Commitment Fees:         Interest rates in connection with the Credit
                          Facilities will be as specified on Annex I attached hereto. Commitment fees will be payable on the unused portion of the Revolving Facility as specified in Annex I attached hereto.

                          Borrower will be entitled to make borrowings based on the ABR or LIBOR (each as defined in Annex I hereto). Borrower may select interest periods of one, two, three or six months for LIBOR borrowings. Interest will be payable at the end of each interest period and, in the case of any interest period longer than three months, no less frequently than three months. Interest on all LIBOR borrowings shall be calculated on the basis of the actual number of days elapsed over a 360-day year. Interest on all ABR borrowings shall be calculated on the basis of the actual number of days elapsed over a 365-day year.

Default Rate:             The applicable interest rate (including applicable
                          margin) plus 2.00% per annum.

Mandatory Prepayments/
 Reductions in
 Commitments:             In addition to scheduled amortization, Borrower will
                          be required to reduce the Credit Facilities as follows: (1) 75% of annual Excess Cash Flow (to be defined) ; (2) 100% of the net cash proceeds of the disposition of any assets in excess of $250,000 annually (in one transaction or a related series of transactions to the extent the proceeds are not reinvested in equipment of comparable value), other than inventory in the ordinary course of business; (3)
                          100% of any net cash proceeds of any issuance of debt subsequent to the Closing Date; and (4) 50% of the net cash proceeds of any issuance of equity securities subsequent to the Closing Date. Notwithstanding clauses (3) and (4) of the foregoing do not apply with respect to any new capital provided on terms and conditions satisfactory to the Majority Lenders and the Joint Lead Arrangers after the Closing Date to the extent such new capital is simultaneously used to effect the consummation of any acquisition made in accordance with the Credit Agreement.

                          Mandatory prepayments under clauses (1) through (4) above will be applied pro rata among the Term Loan Facilities based on the aggregate principal amount of Term Loans then outstanding under each such Term Loan Facility. Any application to the Term Loan Facilities shall be applied (x) with respect to the Term Loan A Facility, pro rata to the remaining scheduled amortization payments thereunder, and (y) with respect to the Term Loan B Facility, in inverse order of maturity to the remaining amortization payments thereunder. Notwithstanding the foregoing, any holder of Term Loans under the Term Loan B Facility may, to the extent that Term Loans are then outstanding under the Term Loan A Facility, elect not to have mandatory prepayments applied to such holder's Term Loans under the Term Loan B Facility, in which case the aggregate amount so declined shall be applied to the Term Loans under the Term Loan A Facility pro rata. To the extent that the amount to be applied to the prepayment of Term Loans exceeds the aggregate amount of Term Loans then outstanding, such excess shall be applied to the Revolving Facility to permanently reduce the commitments thereunder.

                          Revolving Loans will be immediately prepaid to the extent that the aggregate extensions of credit under the Revolving Facility exceeds the commitments then in effect under the Revolving Facility. To the extent that the amount to be applied to the repayment of the Revolving Loans exceeds the amount thereof then outstanding, Borrower shall cash collateralize outstanding Letters of Credit.

Voluntary Prepayments/
 Reductions in
 Commitments:             (A)  Term Loan Facilities: Borrowings under the Term
                          Loan Facilities may be prepaid at any time in whole or in part at the option of Borrower, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty (except, in the case of LIBOR borrowings, prepayments not made on the last day of the relevant interest period). Voluntary prepayments under the Term Loan Facilities will be applied pro rata against the remaining scheduled amortization payments under the Term Loan Facilities.

                          (B) Revolving Facility: The unutilized portion of the commitments under the Revolving Facility may be reduced and Revolving Loans may be repaid at any time, in each case, at the option of Borrower, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty (except, in the case of LIBOR borrowings, prepayments not made on the last day of the relevant interest period).

Conditions to
 Effectiveness and
 Closing: The effectiveness of the Credit Documents and to the making of the initial extensions of credit thereunder (the "Closing") shall be subject to conditions precedent that are usual for facilities and transactions of this type, to those specified below and in the Commitment Letter and to such additional conditions precedent as may be required by the Joint Lead Arrangers (all such conditions to be satisfied in a manner reasonably satisfactory in all respects to the Joint Lead Arrangers and (to the extent specified below) the Required Lenders), including, but not limited to, execution and delivery of the Credit Documents reasonably acceptable in form and substance to the Lenders; delivery of borrowing certificates; receipt of valid security interests as contemplated hereby; accuracy of representations and warranties; absence of defaults and material litigation; evidence of authority; compliance with laws; and adequate insurance and payment of fees.

                          The Closing will be subject to (but not limited to) the following additional conditions:

                          (A)  The delivery, on or prior to the Closing Date, of
                          (i) legal opinions addressed to the Lenders and the Agents and in form and substance reasonably satisfactory to the Joint Lead Arrangers, (ii) officers' certificates, together with the accompanying charter documents and corporate resolutions, in form and substance reasonably satisfactory to the Joint Lead Arrangers, (iii) a certificate from the chief financial officer of Borrower and, at Borrower's expense, an opinion of a nationally recognized appraisal firm or valuation consultant satisfactory to the Joint Lead Arrangers in their sole discretion with respect to the solvency of each Credit Party immediately after the consummation of the Transactions to occur on the Closing Date, and (iv) other closing documents customary for such agreements or reasonably requested by the Joint Lead Arrangers or the Required Lenders.

                          (B) The Board of Directors of LLC and Borrower shall have authorized and approved the Transactions and the Joint Lead Arrangers shall have received satisfactory evidence of the same. LLC and Borrower shall have entered into the Merger Agreement, which shall be in full force and effect. The terms, conditions and structure of the Recapitalization and the Merger Agreement, including any amendments thereto (and the documentation therefor (including all proxy solicitation materials)) shall be in form and substance reasonably satisfactory to the Joint Lead Arrangers and the Required Lenders. The Recapitalization and the Existing Debt Repayment and the financing therefor shall be in compliance in all material respects with all laws and regulations including any state antitakeover laws applicable to such transactions. Borrower shall not have any "poison pill" rights or shall have redeemed such rights at a nominal price, or the Joint Lead Arrangers shall otherwise be reasonably satisfied that such rights are null and void as applied to the Recapitalization. The Joint Lead Arrangers and the Lenders shall have received copies, certified by Borrower, of all filings made with any governmental authority in connection with the Recapitalization and the other Transactions. The Recapitalization shall have been consummated.

                          (C) LLC and Borrower shall have entered into the Merger Agreement, which shall be in full force and effect. The terms, conditions and structure of the Recapitalization and the Merger Agreement, including any amendments thereto (and the documentation therefor), shall be in form and substance satisfactory to the Joint Lead Arrangers and the Required Lenders in their respective sole discretion. The Recapitalization and the Existing Debt Repayment and the financing therefor shall be in compliance with all laws and regulations, or the Joint Lead Arrangers and the Required Lenders shall have determined such to be inapplicable to such transactions.

                          (D) All conditions to the Recapitalization shall have been satisfied, and not waived, amended, supplemented or otherwise modified except with the consent of the Joint Lead Arrangers and the Required Lenders in their respective sole discretion, to the satisfaction of the Joint Lead Arrangers and the Required Lenders. The consideration per share of common stock in the Recapitalization shall not exceed $20.70 per share and an aggregate of $91 million for all shares (except as the result of the valid exercise of appraisal rights in accordance with Texas law), and the aggregate number of shares of common stock of Borrower issued and outstanding immediately prior to the consummation of the Merger (the "Common Shares") owned by Borrower's shareholders, if any, other than members of the Buyout Group, who shall have exercised or given notice of their intent to exercise the rights of dissenting shareholders under the Texas Business Corporation Act shall be less than ten percent (10%) of the total number of outstanding Common Shares. The Joint Lead Arrangers shall be satisfied with the amount and the terms and conditions of all management rollover of their equity in Borrower in connection with the Recapitalization. The Joint Lead Arrangers shall have received satisfactory evidence that fees and expenses in connection with the Transactions will not exceed $9.0 million. Immediately after the consummation of the transactions, The Joint Lead Arrangers will be satisfied with the direct and indirect capital ownership of the surviving corporation.

                          (E) Borrower shall have received aggregate gross proceeds arranged by Liberty of at least $37 million from the Subordinated Financing pursuant to agreements, and terms and conditions thereunder, in form and substance reasonably satisfactory to the Joint Lead Arrangers and the Required Lenders. Borrower shall have received aggregate gross proceeds of at least $20 million from the Preferred Stock Financing pursuant to agreements, and terms and conditions thereunder, in form and substance reasonably satisfactory to the Joint Lead Arrangers and Required Lenders. Borrower shall have received aggregate gross proceeds of at least $3 million from the Common Stock Financing pursuant to agreements, and terms and conditions thereunder, in form and substance reasonably satisfactory to the Joint Lead Arrangers and the Required Lenders. Borrower shall have received aggregate gross proceeds of at least $22 million from the Buyout Group and certain other third parties previously disclosed to Merrill Lynch, NationsBank and NMS.

                          (F) Each of the Transactions (other than extensions of credit under the Credit Facilities) shall have been consummated in all material respects in accordance with the terms hereof and the terms of documentation therefor (without the waiver of any material condition unless consented to by the Joint Lead Arrangers and the Required Lenders in their respective reasonable discretion) that are in form and substance satisfactory to the Joint Lead Arrangers and the Required Lenders in their respective reasonable discretion.

                          (G) All obligations of Borrower and its subsidiaries with respect to the Existing Debt shall be repaid in full (or provisions made therefor satisfactory to the Joint Lead Arrangers and the Required Lenders in their respective reasonable discretion) and all lending commitments thereunder terminated to the satisfaction of the Joint Lead Arrangers and the Required Lenders in their respective sole discretion with all security interests in favor of existing lenders being unconditionally released, and reasonably satisfactory evidence thereof shall have been provided in writing. The Joint Lead Arrangers shall have received a "pay-off" letter with respect to all such debt repaid.

                          (H) All requisite third parties and governmental authorities (domestic and foreign) shall have approved or consented to the Transactions and the other transactions contemplated hereby (without the imposition of any materially burdensome or adverse conditions) and all such approvals and consents shall be in full force and effect (or there shall be a plan satisfactory to the Joint Lead Arrangers and the Required Lenders in their respective sole discretion for the obtaining thereof). All applicable waiting periods shall have expired without any action being taken by any competent authority which restrains, prevents, or imposes materially adverse conditions upon the Transactions.

                          (I) Since the date of the last audited financial statements of Borrower delivered to the Lenders prior to the date of the Commitment Letter, there shall not have occurred or become known (i) in the reasonable judgment of the Required Lenders any material adverse change or any condition or event that in the sole judgment of the Lenders could be expected to result in a material adverse change in the business, assets, liabilities (contingent or otherwise), operations, condition (financial or otherwise), solvency, properties, prospects or material agreements (each, a "Material Adverse Change") of Borrower and its subsidiaries taken as a whole (both before and after giving effect to the Transactions), (ii) any transaction

                          (other than the Transactions) entered into by Borrower or any of its subsidiaries, whether or not in the ordinary course of business, that, in the sole judgment of the Joint Lead Arrangers or the Required Lenders, is material to Borrower and its subsidiaries taken as a whole (after giving effect to the Transactions), or (iii) any dividend or distribution of any kind declared or paid by Borrower on its capital stock.

                          (J) There shall not exist any threatened or pending action, proceeding or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, (i) challenging the consummation of any of the Transactions or that could in the sole judgment of the Joint Lead Arrangers and the Required Lenders restrain, prevent or impose burdensome conditions on the Transactions, individually or in the aggregate, or any other transaction contemplated hereunder or (ii) seeking to obtain, or having resulted in the entry of, any judgment, order or injunction that (a) would restrain, prohibit or impose adverse conditions on the ability of the Lenders to make the Loans under the Credit Facilities, (b) in the sole judgment of the Joint Lead Arrangers and Required Lenders could be expected to result in a Material Adverse Change with respect to Borrower and its subsidiaries taken as a whole (both before and after giving effect to the Transactions), (c) could purport to affect the legality, validity or enforceability of any Credit Document or any documents relating thereto or could have a material adverse effect on the ability of any Credit Party to fully and timely perform its obligations under the Credit Documents or the rights and remedies of the Lenders, (d) would be materially inconsistent with the stated assumptions underlying the projections provided to the Joint Lead Arrangers and the Lenders, or (e) seeks any material damages as a result thereof.

                          (K) Any defaults in any material agreements of Borrower or any of its subsidiaries that may result from the Transactions shall have been resolved or otherwise addressed in a manner satisfactory to the Joint Lead Arrangers and the Required Lenders in their respective reasonable discretion; and no law or regulation shall be applicable that restrains, prevents or imposes materially adverse conditions upon any component of the Transactions or the financing thereof, including the extensions of credit under the Credit Facilities.

                          (L) The Joint Lead Arrangers and the Required Lenders shall be satisfied (in their reasonable judgment) with the actual capitalization (including with respect to indebtedness and capital stock) and corporate and organizational structure of Borrower and its subsidiaries (after giving effect to the Transactions), including as to direct and indirect ownership and as to the terms of the indebtedness and capital stock of Borrower and its subsidiaries and as to all other matters relating to their financial and operating condition. Immediately after giving effect to the Transactions, Borrower and its subsidiaries shall have no debt or preferred stock (or direct or indirect guarantee in respect thereof) outstanding other than the Credit Facilities, the Subordinated Notes, the Preferred Stock Financing and certain other debt, including capitalized leases, seller notes and non-competes to remain outstanding, in an amount and on terms and conditions and pursuant to documentation acceptable to the Joint Lead Arrangers and NationsBank, and the Joint Lead Arrangers and the Required Lenders shall be satisfied with all other liabilities (contingent or otherwise) of Borrower and its subsidiaries.

                          (M) The Joint Lead Arrangers and the Required Lenders shall be satisfied (in their respective reasonable judgment) with the terms and provisions of all material agreements of Borrower and its subsidiaries.

                          (N) All other documentation and agreements related to the Transactions or which, in the sole judgment of the Joint Lead Arrangers and the Required Lenders, affects the extension of credit under the Credit Facilities in any respect shall be in form and substance satisfactory to the Joint Lead Arrangers and the Required Lenders in their respective sole judgment.

                          (O) All loans and other financing to Borrower shall be in full compliance with all applicable requirements of Regulations T, U and X of the Board of Governors of the Federal Reserve System.

                          (P) All accrued fees and expenses of the Lenders, the Joint Lead Arrangers and the Administrative Agent (including the reasonable fees and expenses of counsel to the Lenders, the Joint Lead Arrangers and the Administrative Agent) in connection with the Credit Documents shall have been paid in cash in full.

                          (Q) The Joint Lead Arrangers and the Lenders shall have received third-party environmental reports (including Phase 1 reports) of Borrower and its subsidiaries from an environmental engineering firm acceptable to the Joint Lead Arrangers in their sole discretion and the results thereof shall be satisfactory to the Joint Lead Arrangers and the Required

                          Lenders in their respective sole discretion.
                          Insurance relating to Borrower and its subsidiaries will be in place on and after the Closing Date from insurance companies satisfactory to the Joint Lead Arrangers and the Required Lenders in their respective sole discretion and the terms thereof shall be reasonably satisfactory to the Joint Lead Arrangers and the Required Lenders in their respective sole judgment.

                          (R) The Lenders shall have received a pro forma balance sheet of Borrower and its subsidiaries as at the Closing Date and after giving effect to the Transactions and the financing contemplated hereby, which pro forma balance sheet shall be substantially in conformity with that delivered to the Lenders during syndication and satisfactory to the Joint Lead Arrangers and the Required Lenders in their respective sole judgment. The Lenders shall have received projected cash flows and income statements for the period of six years following the Closing Date, which projections shall be (i) based upon reasonable assumptions made in good faith, (ii) satisfactory to the Lenders in their sole discretion and (iii) substantially in conformity with those projections delivered to the Lenders during syndication. The Lenders shall have received (i) audited financial statements of Borrower for fiscal years 1992 through 1997 and (ii) unaudited interim combined financial statements of Borrower for each fiscal month and quarterly period ended subsequent to August 31, 1997 as to which such financial statements are available, and such financial statements shall not, in the sole judgment of the Lenders, reflect any Material Adverse Change with respect to Borrower as compared with the financial statements or projections previously furnished to the Lenders.

                          (S) The Lenders shall have received a business plan or budget for Borrower and its subsidiaries after giving effect to the Transactions for fiscal years 1998 and 1999 satisfactory to the Joint Lead Arrangers in their sole discretion.

                          (T) The Lenders shall have received the results of a recent lien, tax and judgment search in each of the jurisdictions and offices where assets of each of Borrower and its subsidiaries are located or recorded, and such search shall reveal no liens on any of their assets except for liens permitted by the Credit Documents or liens to be discharged in connection with the transactions contemplated hereby.

                          (U) On and as of the Closing Date, after giving effect to the Transactions, the ratio of Borrower's pro forma consolidated total debt to pro forma trailing four quarter EBITDA shall not be greater than 5.0:1.0, and the Joint Lead Arrangers shall have received an officers' certificate as to the same satisfactory to the Joint Lead Arrangers in their sole discretion (including satisfactory schedules and other supporting data).

                          (V) The Joint Lead Arrangers and the Required Lenders shall be satisfied with the employment (as well as employment agreements, if any) of senior management of Borrower after the Recapitalization.

                          (W) The Lenders shall have received such other legal opinions, corporate documents and other instruments and/or certificates as the Joint Lead Arrangers or the Required Lenders may request in their reasonable discretion.

Conditions to All
 Extensions of Credit:
                          Each extension of credit under the Credit Facilities will be subject to the (i) absence of any Default or Event of Default, (ii) continued accuracy of representations and warranties (except representations and warranties which are made only as of a prior date), and (iii) absence of any Material Adverse Change and no material adverse effect upon the respective abilities of the Credit Parties to perform their obligations under the Credit Documents.

Representations and
 Warranties:
                          Customary for facilities similar to the Credit Facilities and such additional representations and warranties as may be required by the Joint Lead Arrangers in their sole discretion, including, but not limited to, no Default or Event of Default; absence of Material Adverse Change; receipt of financial statements (including pro forma financial statements); absence of undisclosed liabilities or material contingent liabilities not disclosed in writing to Joint Lead Arrangers prior to the date hereof; compliance with laws; solvency; no conflicts with laws, charter documents or agreements; good standing; payment of taxes; ownership of properties; corporate power and authority; no burdensome restrictions; ERISA matters; environmental matters; labor matters; absence of material litigation; use of proceeds and margin regulations; no material misstatement or omission; validity and perfection of security interests; absence of liens and security interests; and accuracy of Borrower's representations and warranties in the Merger Agreement.

Affirmative Covenants:    Customary for facilities similar to the Credit
                          Facilities and such others as may be reasonably required by the Joint Lead Arrangers, including, but not limited to, maintenance of corporate existence and rights; compliance with laws;
                          performance of obligations; maintenance of material rights and privileges; maintenance of properties in good repair; maintenance of appropriate and adequate insurance; inspection of books and properties; payment of taxes and other liabilities; notice of defaults, litigation and other adverse action; delivery of financial statements (including consolidating financial statements), financial projections and compliance certificates; ERISA compliance;
                          environmental compliance; and further assurances.

Negative Covenants:       Customary for facilities similar to the Credit
                          Facilities and such others as may be reasonably required by the Joint Lead Arrangers, including, but not limited to, limitation on indebtedness; limitation on liens; limitation on further negative pledges;
                          limitation on loans, investments and joint ventures;
                          limitation on guarantee or other contingent obligations; limitation on restricted payments
                          (including dividends, redemptions and repurchases of equity interests); limitation on fundamental changes
                          (including limitation on mergers, acquisitions and asset sales); limitation on restrictions on amending
                          Credit Documents; limitation on issuance, sale or other disposition of subsidiary stock; limitation on capital expenditures; limitation on operating leases;
                          limitation on sale-leaseback transactions; limitation on sale or discount of receivables; limitation on transactions with affiliates; limitation on dividend and other payment restrictions affecting subsidiaries;
                          limitation on changes in business conducted;
                          limitation on amendment of documents relating to other indebtedness and other material documents; limitation on creation of subsidiaries; limitation on designated senior debt under the Subordinated Financing; and limitation on prepayment or repurchase of other indebtedness.

Financial Covenants:      The Credit Facilities will contain financial
                          covenants appropriate in the context of the proposed transaction based upon the financial information provided to the Joint Lead Arranger, including, but not limited to (definitions and numerical calculations to be set forth in the Credit Agreement), minimum interest coverage ratio, minimum fixed charge coverage ratio, maximum total debt to trailing four quarter
                          EBITDA, and maximum senior debt to trailing four quarter EBITDA. The financial covenants contemplated above will be tested on a quarterly basis and will apply to Borrower and its subsidiaries on a consolidated basis.

Events of Default:        Customary for facilities similar to the Credit
                          Facilities and others to be specified by the Joint
                          Lead Arrangers, including, but not limited to, nonpayment of principal, interest, fees or other amounts when due; violation of covenants; failure of any representation or warranty to be true in all material respects; cross-default and cross-acceleration; Change in Control (to be defined);
                          bankruptcy and insolvency events; material judgments;
                          ERISA events; change of control under any other indebtedness; and actual or asserted (by Borrower or any affiliate) invalidity of loan documents or security interests.

Yield Protection and
 Increased Costs:         Usual for facilities and transactions of this type,
                          including, but not limited to, in respect of prepayments (which will include reimbursement of redeployment costs in the case of prepayments (or conversion into ABR loans) of LIBOR loans other than at the end of an interest period), taxes (including but not limited to gross-up provisions for withholding taxes imposed by any governmental authority), changes in capital requirements, guidelines or policies or their interpretation or application, illegality, change in circumstances, reserves and other provisions deemed necessary by the Joint Lead Arrangers or the other Lenders to provide customary protection for U.S.
                          and non-U.S. Lenders.

Assignments and
 Participations:          No Credit Party may assign its rights or obligations
                          in connection with the Credit Facilities without the prior written consent of all the Lenders.

                          Lenders shall be permitted to assign and participate loans, notes and commitments. Non-pro rata assignments of loans, notes, and commitments of the Credit Facilities shall be permitted. Each assignment (unless to another Lender or its affiliates) shall be in a minimum amount of $5 million (unless Borrower and the Administrative Agent otherwise consents or unless the assigning Lender's exposure is reduced to $0). Assignments shall be permitted with Borrower's consent (not to be unreasonably withheld or delayed), except that no such consent need be obtained to effect an assignment to any Lender (or its affiliates) or if any event of default has occurred and is continuing. Participations shall be permitted without restriction and participants will have the same benefits as the original syndicate Lenders with regard to yield protection and increased costs, collateral benefits and provision of information on the Credit Parties (it being understood that with respect to yield protection and increased cost provisions, such shall be applicable to the participant only if the Lender effecting such participation would have been entitled thereto). Voting rights of participants will be subject to customary limitations. In the case of the Revolving Facility, assignments will require the consent of the L/C Lender. Assignees will assume all of the rights and obligations of the assigning Lender. Assignments to any Credit Party and or any of its affiliates are prohibited without consent of all of the Lenders.

Voting: Lenders holding at least a majority of the extensions of credit and commitments under the Credit Agreement (the "Required Lenders").

Expenses and
 Indemnification:         In addition to those out-of-pocket expenses
                          reimbursable under the Commitment Letter, all out-of-pocket expenses of the Joint Lead Arrangers and the Administrative Agent (and the Lenders for enforcement costs and documentary taxes) associated with the preparation, execution and delivery of any waiver or modification (whether or not effective) of, and the enforcement of, any Credit Document (including the reasonable fees, disbursements and other charges of counsel for the Joint Lead Arrangers and the Administrative Agent) are to be paid by Borrower.
                          Borrower will indemnify each of the Joint Lead
                          Arrangers, the Administrative Agent and the other
                          Lenders and hold them harmless from and against all costs, expenses (including fees, disbursements and other charges of counsel) and liabilities arising out of or relating to any litigation or other proceeding
                          (regardless of whether the Joint Lead Arrangers, the Administrative Agent or any such other Lender is a party thereto) that relate to the Transactions or any transactions related thereto; provided, however, that none of the Joint Lead Arrangers, the Administrative
                          Agent or any such other Lender will be indemnified for any cost, expense or liability to the extent determined by a court of competent jurisdiction in a final and nonappealable judgment to have resulted from such person's gross negligence or bad faith.

Governing Law and Forum:  New York.

Waiver of Jury Trial:     All parties to the Credit Agreement waive right to
                          trial by jury.

Counsel for Joint Lead
 Arrangers:               Cahill Gordon & Reindel.

                                                                         ANNEX I

Interest Rates and Fees:  Borrower will be entitled to make borrowings at either LIBOR or ABR, plus (A) with respect to LIBOR Loans, (i) in the case of Loans under the Revolving Facility, 2.75% per annum; (ii) in the case of Loans under the Term Loan A Facility, 2.75% per annum and
                          (iii) in the case of Loans under the Term Loan B Facility, 3.25% per annum; and (B) with respect to ABR Loans, (i) in the case of Loans under the Revolving Facility, 1.75% per annum; (ii) in the case of Loans under the Term Loan A Facility, 1.75% per annum; and
                          (iii) in the case of Loans under the Term Loan B Facility, 2.25% per annum. A pricing grid governing such rates showing stepups/ stepdowns in such rates beginning after 12 months after the Closing Date shall be negotiated based upon improved credit measures.

                          "ABR" means the higher of (i) the corporate base rate of interest announced by the Administrative Agent from time to time, changing when and as said corporate base rate changes, and (ii) the Federal Funds Rate plus 0.50% per annum. The corporate base rate is not necessarily the lowest rate charged by the Administrative Agent to its customers.

                          "LIBOR" means the rate determined by the Administrative Agent to be available to the Lenders in the London interbank market for deposits in the amount of, and for a maturity corresponding to, the amount of the applicable LIBOR Loan, as adjusted for maximum statutory reserves.

                          Commitment fees accrue on the undrawn amount of the Credit Facilities, commencing on the Closing Date. The commitment fee in respect of the Credit Facilities will be 0.50% per annum.

                          All commitment fees will be payable in arrears at the end of each quarter and upon any termination of any commitment, in each case for the actual number of days elapsed over a 360-day year.